UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

             [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q

For Period Ended: June 30, 2000 . . . . . . .          SEC FILE NUMBER 000-28513


                                                        CUSIP NUMBER 522001 30 4
[ ] Transition Report on Form 10-K [ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K [ ] Transition Report on Form 10-Q [ ] Transition Report on Form N-SAR For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Entire Form 10-K

Part I - Registrant Information

         Full Name of Registrant                            Learners World, Inc

         Former Name if Applicable                                     N/A
                                                                       ---

         Address of Principal Executive Office:
                  369 Avenue U
                  Brooklyn, New York 12233

Part II--RULES 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b) the following should be completed. (Check box if appropriate)

          (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]       (b)  The subject annual report,  semi-annual report, transition report on Form 10-K, Form 2-F, 11- F, or From N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

          (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

         State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

         The Company's auditor has been out of town and unavailable to review the final version of the filing until August 14, 2000, the due date for the filing. By the time the review was completed, the phone lines into the edgar system were jammed and notwithstanding attempts to file before the 3:30 MDT deadline, the Edgar System would not take the filing until 4:01 p.m. MDT.

Part IV - Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

                 Salvatore Casaccio President            (718)449-3194
                 ---------------------------------------------------------------
                 (Name)               (Title)         (Telephone Number)

          (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer if no, identify report(s).

                                                                 (X ) Yes ( ) No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 ( ) Yes (X ) No

               If so, attach an explanation of the anticipated change, both narrative and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made - Corporate offices and management changes.

                           N/A

                              Learners World, Inc.
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                  (Name of Registrant as specified in Charter)

               has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: August 15, 2000                                By: /s/ Salvatore Casaccio
      --------------------------------------            ----------------
                                                     Name: Salvatore Casaccio
                                                     Title: President